Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Campbell’s Company CPB

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Campbell’s Company (CPB)
Vote Yes: Item #5 – Regenerative Agriculture Program Report

Annual Meeting: November 18, 2025

CONTACT: Cailin Dendas | cdendas@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Campbell’s issue a report, at reasonable expense and omitting proprietary information, disclosing if and how the company intends to measure and disclose the effectiveness of its regenerative agriculture program, including pesticide reduction outcomes.

SUMMARY

This Proposal asks Campbell’s to report if and how it intends to measure and disclose its regenerative agriculture program’s success, including pesticide reduction, a key criterion to regenerating healthy soil. A healthy soil ecosystem is alive, with thriving microorganisms that retain nutrients and water, prevent topsoil loss, and assist plants in making use of available nutrients. Healthy soils also increase farm resiliency in the face of climate-related droughts, extreme heat, and floods and increase soil’s ability to sequester carbon.1

Pesticides kill soil microorganisms, thereby reducing soil health and increasing risk to farm resiliency. This problem is only intensified as climate-related risks increase and hinder crop production.2,3,4 Pesticides also create negative health impacts for farm workers and fenceline communities, increase water pollution, and harm biodiversity. Therefore, regenerative agriculture programs that fail to significantly reduce pesticide use are unable to effectively achieve regenerative outcomes.

Other aspects of regenerative agriculture, such as no-till or reduced tillage or crop rotation, can help retain healthy soils in place and help reduce crop disease, but they are insufficient alone. The base of a successful regenerative agriculture system is healthy soils, which are incompatible with heavy pesticide use.

Tracking regenerative outcomes, including pesticide reduction, is necessary for investors, and the Company, to effectively manage risk. While Campbell’s reports that it collects data from its potato growers practicing cover cropping and crop rotation,5 it does not publicly disclose such data, nor does it report pesticide reduction data, leaving shareholders with insufficient information to understand the success of the Company’s regenerative agriculture program and whether it adequately mitigates the risks in the Company’s agricultural supply chains.

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1 https://www.sciencedaily.com/releases/2023/02/230208125121.htm#:~:text=Both%20studies%20conclude%20that%20climate,growth%20and%20improve%20plant%20resilience

2 https://www.sciencedirect.com/science/article/pii/S2212094716300068#s0070

3 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2984095/#:~:text=Heavy%20treatment%20of%20soil%20with,fungi%2C%20then%20the%20soil%20degrades

4 https://www.sciencedirect.com/science/article/pii/S0264837718319343#:~:text=The%20headline%20result%20is%20that,on%20world%20agri%2Dfood%20markets

5 https://www.thecampbellscompany.com/wp-content/uploads/2024/04/2024-Corporate-Responsibility-Report.pdf, p. 23

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

Campbell’s similarly does not report improved biodiversity, water quality, or soil health to disclose the success of its regenerative program. In such case, shareholders require pesticide use and reduction data to assess a program’s ability to reduce risk and achieve regenerative outcomes. Campbell’s unwillingness to disclose pesticide reductions also leaves our Company vulnerable to claims of greenwashing and competitive risks, as Campbell’s falls behind peers.

Campbell’s’ competitors, including Lamb Weston and Conagra, are measuring and publicly reporting pesticide reduction data across their supply chains to disclose the effectiveness of their regenerative agriculture programs. These actions are responsive not only to investors, but to concerned customers and advocates seeking the elimination or reduction of pesticide use, including consumer advocacy groups petitioning for more protective regulatory standards to address environmental and human health.6

In addition, Campbell’s potential failure to significantly reduce pesticide use in its regenerative agriculture program leaves our Company susceptible to decreased farm resiliency and litigation associated with pesticide-related health harms.

Finally, the Boston Consulting Group (BCG) estimates that farmers adopting regenerative practices will see between 70% to 120% higher profitability over time, above peers farming conventionally, due to increased resiliency7 and reducing the input costs from significant pesticide and fertilizer use. By promoting the adoption of effective regenerative agricultural practices in its supply chain, Campbell’s can help stabilize farmers’ incomes and crop production, thereby improving its own resiliency.

RATIONALE FOR A YES VOTE

1.	Reporting pesticide reduction outcomes achieved through Campbell’s regenerative agriculture program is essential to assessing effectiveness in mitigating risks

2.	Campbell’s lags its peers in disclosing pesticide use and reduction data through its regenerative agriculture program

3.	Publicly disclosing pesticide reduction data through the Company’s regenerative agriculture program is essential to minimizing the risk of greenwashing claims

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6 https://www.ewg.org/news-insights/news/2019/02/glyphosate-contamination-food-goes-far-beyond-oat-products

7 https://www.wbcsd.org/resources/cultivating-farmer-prosperity/

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

DISCUSSION

1.	Reporting pesticide reduction outcomes achieved through Campbell’s regenerative agriculture program is essential to assessing effectiveness in mitigating risks

The use of pesticides, especially in regenerative agriculture programs, creates a range of risks for food companies. Pesticides can impair the dynamic microbial ecosystems that retain soil in place, sustain healthy plant production, sequester carbon, and, importantly, reduce harm to critical pollinators such as bees, butterflies and other insects. The World Bank estimates that the collapse of select ecosystem services provided by nature, including wild pollination and carbon sequestration, could result in a loss to the global economy of $2.7 trillion by 2030.8

Widespread pesticide use also makes farms vulnerable to floods and other natural disasters that are worsening as a result of climate change. The loss of topsoil from flooding is already causing significant alarm about the productivity of impacted farmland.9 The Food and Agriculture Organization reports that floods, droughts, and other climate events cause nearly $123 billion in lost food production annually.10 These losses are passed on to food producers, including Campbell’s.

Consumers are increasingly making purchasing decisions based on a company’s impact on the environment and their own health. The World Economic Forum reports that 65% of consumers want access to healthy and sustainable foods, a growing market to which global food purveyors must increasingly adapt or be left at a competitive disadvantage.11

Our Company also faces potential litigation associated with pesticide use in its agricultural supply chain, especially to farm workers and fenceline communities. Pesticide exposure is linked to several serious human health effects, including cancer, respiratory harm, Parkinson’s disease, Alzheimer’s disease, and infertility, among others.12,13,14,15

Studies indicate that 77% of U.S. farmworkers are Hispanic and one-third live in California, where the agricultural industry uses 200 million pounds of pesticides annually, raising claims of environmental injustice.16,17 Approximately 25 million farmworkers are poisoned by pesticides each year.18

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8 htt`ps://www.worldbank.org/en/topic/natural-capital

9 https://www.sciencedirect.com/science/article/abs/pii/S0169772223000517#:~:text=Water%20induced%20erosion%20comprises%2056,to%20introduce%20effective%20management%20practices

10 https://openknowledge.fao.org/items/cd76116f-0269-43e4-8146-d912329f411c

11 https://www.weforum.org/agenda/2023/01/consumer-power-net-zero-food-producer-retailer-davos23/#:~:text=Forum%20Annual%20Meeting-,At%20least%2065%25%20of%20consumers%20want%20to%20make%20the%20right,nourishing%20the%20growing%20global%20population

12 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9231402/

13 https://www.sciencedirect.com/science/article/abs/pii/S0013935121004552

14 https://pmc.ncbi.nlm.nih.gov/articles/PMC5007474/

15 https://pmc.ncbi.nlm.nih.gov/articles/PMC8707831/

16 https://mhpsalud.org/who-we-serve/farmworkers-in-the-united-states/#:~:text=Farmworker%20Demographics,identify%20as%20Hispanic

17 https://www.organic-center.org/sites/default/files/agrochemicals_racism_and_justice_in_us_history.pdf

18 https://pmc.ncbi.nlm.nih.gov/articles/PMC2946087/

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

Toxic pesticides can also travel several miles from the farmlands where they are applied, impacting the health and safety of nearby rural communities.19 The Environmental Working Group found that over 4,000 elementary schools are located within 200 feet of crop fields that use pesticides, increasing children’s susceptibility to serious health conditions like cancer, asthma, ADHD, anxiety, depression, and acute pesticide poisoning.20

Shareholders require pesticide reduction or avoidance information to assess our Company’s progress toward reducing pesticide-related risks and vulnerabilities, including environmental and health harms, soil loss, litigation, and lost market share related to consumer demand for clean food and reduced environmental and health impacts.

2.	Campbell’s lags its peers in disclosing pesticide use and reduction data through its regenerative agriculture program

Campbell’s lags its peers in publicly disclosing pesticide use and reduction data from its suppliers engaging in regenerative agriculture. Other leading food companies are quantitatively reporting the success of their regenerative programs by disclosing pesticide use and/or reduction data. For example:

Conagra discloses in its 2023 Citizenship Report that regenerative agriculture practices in its supply chain avoided the need for 145,000 gallons of soil fumigant pesticides to be applied on fields.21

Lamb Weston disclosed its year-over-year active ingredient pesticide use in its 2024 sustainability report to show progress toward its regenerative agriculture program’s 2030 goal of reducing active ingredient pesticide use by 30%.22

As noted in the Board of Directors’ response, Campbell’s is already collecting and tracking farm-level data from its suppliers. Therefore, the Company can mitigate risk and inform shareholders of the effectiveness of its regenerative program by disclosing pesticide use and/or reduction data, while remaining competitive against its peers. Campbell’s unwillingness to report such data will prevent it from leading against major, competing companies.

3.	Publicly disclosing pesticide reduction data through the Company’s regenerative agriculture program is essential to minimizing the risk of greenwashing claims

Investors are concerned that Campbell’s lack of disclosure on pesticide reductions achieved through its regenerative agriculture program leaves our Company susceptible to greenwashing claims. In its corporate responsibility report, Campbell’s states that its regenerative agriculture vision is to “develop supply chains that are more resilient (and) employ climate-smart production practices.”23 As outlined above, substantial reduction of pesticide use is essential to achieving increased resiliency and carbon sequestration.

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19 https://extensionpubs.unl.edu/publication/g1773/pdf/view/g1773-2019.pdf

20 https://www.ewg.org/news-insights/news/2023/11/ewg-schools-near-pesticide-spray-zones-could-lose-health-protections

21 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2023

22 https://www.lambweston.com/content/dam/lamb-weston/website/en-us/pdf/sustainability/LambWeston_2022_ESG.pdf

23 https://www.thecampbellscompany.com/wp-content/uploads/2024/04/2024-Corporate-Responsibility-Report.pdf, pg. 21

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

Our Company’s failure to disclose pesticide reduction data to demonstrate its program’s progress, if any, toward achieving resiliency and carbon outcomes, increases the legal and regulatory risks associated with greenwashing. Equally important, Campbell’s puts itself at risk by using of the term regenerative agriculture without applying the full range of practices.

When a key practice, such as pesticide use, which can negatively impact most of these goals remains unreported, the company puts itself at risk. The benefits of retaining soil in place through cover crops and no till practices while also continuing to use pesticides that kill soil organisms and harm waterways, wildlife, and humans, creates confusion and, at the least, the perception that our Company is attempting to gain the benefits of calling its farming practices regenerative, while not undertaking the practices that will achieve the expected goals for that type of system.

Greenwashing lawsuits are on the rise, with fines reaching $35 billion.24 Campbell’s can mitigate legal, reputational, and regulatory risk and decrease its susceptibility to greenwashing fines by disclosing pesticide reduction data to support its claims and report progress toward targeted outcomes.

RESPONSE TO CAMPBELL’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the Proposal, the Board states:

1.	“The Company’s regenerative agriculture program is focused on advancing core principles.”

Pesticide use reduction is a core principle of regenerative agriculture and is essential to achieving soil health regeneration. However, Campbell’s does not publicly report whether it requires or encourages its regenerative suppliers to reduce pesticide use, nor does it include pesticide reduction as one of its core regenerative principles.

The Board states that Campbell’s regenerative grant and pilot programs “support” cover cropping, compost application, fertilizer management, and precision drone pesticide application. It is unclear whether Campbell’s requires regenerative growers in its supply chain to actually engage in these practices. If our Company requires precision drone pesticide application by its regenerative suppliers, this proposal simply asks that Campbell’s disclose the success in reducing pesticide use and, in turn, improving soil health regeneration.

2.	“The Company already discloses meaningful information regarding responsible pesticide management and pesticide risk outcomes.”

In its opposition statement, the company discloses, “for our direct tomato and potato supply chains, we track pesticide use by chemical, volume, and timing. . . to measure and disclose the percentage of applications that avoid high-hazard products.” Campbell’s sole focus on measuring highly hazardous pesticide avoidance (EPA categories and UC ratings) ignores the remaining classes of pesticides and conflates human toxicity or bee impacts with soil health outcomes, which are fundamentally different measures. Many pesticides not labeled highly hazardous degrade soil health.25

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24 https://www.reuters.com/article/us-volkswagen-results-diesel-idUSKBN2141JB/

25 Increasing pesticide diversity impairs soil microbial functions | PNAS

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

In a 2021 study,26 scientists tested pesticides across all classes and found that, in 71% of cases, pesticides negatively impacted soil organisms. As outlined above, soil organisms are responsible for building and maintaining healthy soil that retains water and nutrients and holds soil in place. Campbell's limited approach does not provide shareholders with meaningful information; rather, it creates both competitive disadvantage and greenwashing risk as consumers increasingly expect "regenerative" to mean substantial pesticide reduction, and the benefits that are achieved by reducing or eliminating pesticide use, not just avoidance of the most highly toxic chemicals.

By reporting on only a narrow subset of pesticides, Campbell's fails to provide shareholders with the information needed to assess whether their regenerative agriculture program actually improves soil health, how their sustainability performance compares to competitors, or whether their approach meets evolving consumer and regulatory expectations.

3.	“A discrete pesticide reduction goal could undermine participation in our regenerative agriculture program.”

Pesticide reduction is a core principle of regenerative agriculture. As outlined above, pesticide reduction is essential to achieving regenerative outcomes that benefit the environment, human health, and the long-term viability of our Company. In turn, regenerative agriculture that fails to reduce pesticide use, may increase topsoil loss, hinder soil carbon sequestration, reduce soil water holding capacity, and decrease crop resilience to extreme climate impacts.

Additionally, this proposal does not ask the Company to adopt a pesticide reduction goal. Rather, it asks that Campbell’s disclose how it intends to measure and disclose the effectiveness of its regenerative agriculture program.

All farmers are required by law to track and keep records related to "Restricted Use Pesticides” (i.e., pesticides with the potential to cause unreasonable adverse effects to the environment and injury to humans),27 and most farmers also keep extensive records on pesticide use to ensure application efficiency. Collecting data already recorded by farmers should not deter their participation in Campbell’s regenerative agriculture program, as this would add little to no additional work for the farmer.

4.	“We are enhancing our data collection from farmers, and using it primarily for program design and practice evaluation.”

If our Company is collecting pesticide use data from the regenerative farmers in its supply chain, this proposal simply asks the company to publicly disclose, in some meaningful form, such data to inform shareholders of the effectiveness of its regenerative program or to otherwise measure and report the outcomes of its program. Contrary to the Board’s argument, disclosing the effectiveness of Campbell’s regenerative agriculture program would not “divert energies and resources from where they matter most.”

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26 Frontiers | Pesticides and Soil Invertebrates: A Hazard Assessment

27 https://www.ams.usda.gov/rules-regulations/pesticide-records

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2025 Proxy Memo The Campbell’s Company | Regenerative Agriculture Program Report

Effective regenerative agriculture can provide significant financial and reputational benefits that matter to the long-term stability of our Company. Whether Campbell’s is actually achieving those outcomes and thereby mitigating risk and protecting the long-term success and stability of our Company is important information to investment decision making.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #5, to Report on the Effectiveness of Campbell’s Regenerative Agriculture Program.

Measuring and disclosing pesticide reduction, among other regenerative outcomes achieved through Campbell’s regenerative agriculture program can help shareholders assess the program’s effectiveness at mitigating growing environmental and human health impacts and reputational, regulatory, and financial risks. We urge a “Yes” vote on this proposal.

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For questions, please contact Cailin Dendas, As You Sow, cdendas@asyousow.org

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